EXHIBIT 10.33
                            REVOLVING CREDIT NOTE

$7,500,000.00                                               July 25, 1994
                                                            Phoenix, Arizona

     FOR VALUE RECEIVED, BURR-BROWN CORPORATION, a Delaware corporation (hereinafter called "Maker"), hereby promises to pay to the order of BANK ONE, ARIZONA, NA (the "Bank"), at the main office of First Interstate Bank of Arizona, N.A., at 100 West Washington, Phoenix, Arizona 85003 (Attention:
Corporate Banking Division, #741), in Dollars in immediately available funds, the principal sum of SEVEN MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($7,500,000.00) or the aggregate unpaid principal amount of all Advances (as such term and each other capitalized term used herein are defined in the Loan Agreement hereinafter referred to) made by the Bank pursuant to the Loan Agreement, whichever is less, and to pay interest in like funds from the date hereof on the unpaid balance thereof at the rates of interest per annum and at the times specified in the Loan Agreement.

     Principal hereof shall be payable in the amounts and at the times set forth in the Loan Agreement.

     This note is one of the Revolving Credit Notes referred to in that certain Loan Agreement dated July 25, 1994, among Maker, the banks party thereto (together with any Banks that subsequently become parties thereto, the "Banks") and First Interstate Bank of Arizona, N.A., as agent for the Banks (as the same may be amended, modified or restated from time to time, the "Loan Agreement"). All of the terms, conditions and covenants of the Loan Agreement are expressly made a part of this Note by reference in the same manner and with the same effect as if set forth herein at length and any holder of this
Note is entitled to the benefits of and remedies provided in the Loan Agreement and any other agreements by and between Maker and Bank. Reference is made to the Loan Agreement for the maturity, payment, prepayment and acceleration of the indebtedness evidenced hereby.

     After maturity, including maturity upon acceleration, all unpaid amounts of this Note shall bear interest at that rate that is three percent (3%) above the Prime Rate. Maker agrees to pay all collection expenses, including reasonable attorneys' fees and court costs, incurred in the collection or enforcement of all or any part of this Note in which the holder hereof is the prevailing party. In the event of any court proceedings, court costs and attorneys' fees shall be set by the court and not by jury and shall be included in any judgment obtained by the holder hereof.

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     Failure of the holder to exercise any option hereunder shall not consti-
tute a waiver of the right to exercise same in the event of any subsequent default, or in the event of continuance of any existing default after demand for strict performance hereof.

     This Note is entitled to the benefit of the Security Agreement and the other Loan Documents.


     This Note shall be binding upon Maker and its successors and assigns and shall inure to the benefit of the payee hereof, and any subsequent holders of this Note, and their successors and assigns.

     This Note shall be governed by and construed according to the laws of the State of Arizona.

     IN WITNESS WHEREOF, Maker has caused this Note to be executed by its duly authorized corporate agent as of the day and year first above written.

                              BURR-BROWN CORPORATION
                              a Delaware corporation

                              By: John L. Carter  (signature on file)
                              Its Executive Vice President and CFO

                              Maker's Tax Identification Number: 86-0445468